Exhibit 99.1

PINTEC ANNOUNCES FIRST HALF 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, Sept. 21, 2020 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half 2020 Financial Highlights

•	Total revenues decreased by 65.0% to RMB251.6million (US$35.6million) from RMB719.7 million in the same period of 2019.

•	Gross profit was RMB42.7 million (US$6.0 million) compared to RMB296.9 million in the same period of 2019. Gross margin was 17.0% compared to 41.3% in the same period of 2019.

•	Operating loss was RMB100.0 million (US$14.2 million) compared to operating income of RMB73.6 million in the same period of 2019.

•	Net loss was RMB104.2 million (US$14.7 million) compared to net income of RMB81.2 million in the same period of 2019.

•	Adjusted net loss[1] was RMB96.9 million (US$13.7 million) compared to adjusted net income of RMB111.1 million in the same period of 2019.

First Half 2020 Operating Highlights

•	Total loans facilitated decreased by 82.8% to RMB1.2 billion (US$171 million) from RMB6.8billion in the same period of 2019.

•	Loan outstanding balance decreased by 60.6% to RMB1.3 billion (US$180 million) as of June 30, 2020, from RMB3.3 billion as of December 31, 2019.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

[1]

Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

	Delinquent for
	16- 30 days	31- 60 days	61- 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
December 31,2019	1.72%	2.98%	2.86%
June 30, 2020	1.31%	2.00%	2.54%

Mr. Victor Li, Chief Executive Officer of PINTEC, commented, “In response to the challenges that we faced in 2019 and the first half of 2020, we decided to shift our business focus by providing an increasing number of digital-centric services. As such, we have divided our businesses into digital technical services and digital operation services which included our licensed financial services. During the period, we began developing supply chain financing systems for our clients in China. Meanwhile, in Australia, we started providing corporate and consumer credit solutions for more institutional partners. Additionally, we initiated our robotic process automation services for a world class stock exchange. We also continued to advance our partnerships both domestically and abroad by helping our partners upgrade their credit processes, augment their operational efficiencies, and accelerate their digitization efforts. For digital operation services, we remained focused on growing our revenues and refining our organizational structure, marketing strategies and product matrix during the period. In recognition of China’s current lending environment, we are now in the process of gradually winding down a significant portion of our technical services using risk-sharing model, which is in line with our strategic pivot. While this decision has undoubtedly impacted our revenue generation capabilities in the short term, we believe that it will ultimately help to bolster the sustainability of our growth over the long term. Looking ahead, we remain confident that our significant competitive advantages in technological innovation, financial services, and partnerships will allow us to not only maintain our business resiliency throughout the remainder of 2020, but also reenter a new growth cycle in the coming year.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “We implemented a series of adjustments in the first half of 2020 as a result of the changes in market conditions and industry regulations. Consequently, in order to gradually winding down our services using risk-sharing model, we have decreased our activity with funding partners who require us to share risks since 2020. During the second quarter of 2020, for example, we reduced our M1+ delinquency rate compared to the first quarter of 2020 and the fourth quarter of 2019. Meanwhile, we also reduced our cost on guarantee liabilities by 47% in the second quarter of 2020 compared to the first quarter in the same year. As we continue to augment our digital technical services revenues and prioritize the prudent management of costs to ensure our healthy growth and expansion, we expect to return to profitability in 2021.”

First Half 2020 Financial Results

Total Revenues

Total revenues in the first half of 2020 decreased by 65.0% to RMB251.6 million (US$35.6 million) from RMB719.7 million in the same period of 2019.

•

Revenues from technical service fees in the first half of 2020 decreased by 66.0% to RMB212.1 million (US$30.0 million) from RMB624.0 million in the same period of 2019. This decrease was mainly due to the decrease in off-balance sheet loans facilitated in the first half of 2020.

•

Revenues from installment service fees in the first half of 2020 decreased by 57.5% to RMB34.8 million (US$4.9 million) from RMB82.0 million in the same period of 2019. This decrease was mainly due to the decrease in the Company’s on-book installment loan volume during the first half of 2020.

•	Revenues from wealth management service fees in the first half of 2020 decreased by 66.0% to RMB4.7 million (US$0.7 million) from RMB13.7 million in the same period of 2019.

Cost of Revenues

Cost of revenues in the first half of 2020 decreased by 50.6% to RMB208.9 million (US$29.6 million) from RMB422.8 million in the same period of 2019. This decrease was mainly attributable to (1) the decrease in service cost charged by Jimu Group as our cooperation model with Jimu Group changed from a model where Jimu Group provided credit enhancement for the borrowers to a model where we provided credit enhancement to the borrowers on our own from April 2019, and (2) the decrease in origination and servicing cost primarily due to reduced user acquisition costs as a result of decrease in loan volume facilitated; partially offset by (1) the increase in provisions for credit loss of on-book loans due to the impact of COVID-19 and resulting decline in asset quality and increase in M3+ delinquency rates by balance in the period as well as (2) the increased costs on guarantee liabilities for off-book loans in the period. Cost on guarantee liabilities significantly increased due to the fact that most services using risk-sharing model started from May 2019, while loan quality has continuously deteriorated since the second half of 2019. Nevertheless, as a result of the Company’s commitment to gradually stopping providing any guarantee in 2020, the cost on phasing out guarantees and costs on guarantee liabilities have decreased on a sequential basis since the second half of 2019. Delinquency rates have also improved significantly since the second quarter of 2020.

Gross Profit

Gross profit in the first half of 2020 decreased to RMB42.7 million (US$6.0 million) from RMB296.9 million in the same period of 2019. Gross margin in the first half of 2020 was 17.0% compared to 41.3% in the same period of 2019.

Operating Expenses

Total operating expenses in the first half of 2020 decreased by 36.1% to RMB142.7 million (US$20.2 million) from RMB223.3 million in the same period of 2019. The Company has continued to optimize and refine its organizational structure, marketing strategies and product matrix since the beginning of 2020.

•

Sales and marketing expenses in the first half of 2020 decreased by 41.1% to RMB24.9 million (US$3.5 million) from RMB42.2 million in the same period of 2019. This decrease was primarily driven by the decrease in staff cost, promotion expense and share-based compensation. Staff cost decreased due to adjustments to the Company’s employee structure. Promotion expense decreased due to our reduction of online advertisement expenditure. Share-based compensation decreased due to most of the share-based compensations are amortized in prior years.

•

General and administrative expenses in the first half of 2020 decreased by 31.6% to RMB93.0 million (US$13.2 million) from RMB136.0 million in the same period of 2019. This decrease was primarily driven by the decrease in share-based compensation as well as the decrease in staff cost. Bad debt expenses also decreased in the period, which was mainly due to the decrease in provision for bad debts as a result of the decreases in both loan balance and accounts receivable balance for technical service fees.

•

Research and development expenses in the first half of 2020 decreased by 44.9% to RMB24.8 million (US$3.5 million) from RMB45.1 million in the same period of 2019, primarily driven by the decrease in staff cost due to the optimization of personnel structure.

Operating Income/Loss

Operating loss in the first half of 2020 was RMB100.0 million (US$14.2 million) compared to operating income of RMB73.6 million in the same period of 2019.

Net Income/Loss

Net loss in the first half of 2020 was RMB104.2 million (US$14.7 million) compared to net income of RMB81.2 million in the same period of 2019.

Net loss attributable to ordinary shareholders in the first half of 2020 was RMB104.3 million (US$14.8 million) compared to net income attributable to ordinary shareholders of RMB81.2 million in the same period of 2019.

Adjusted net loss in the first half of 2020 was RMB96.9 million (US$13.7 million) compared to adjusted net income of RMB111.1 million in the same period of 2019.

Net Income/loss per Share

Basic and diluted net loss per ordinary share in the first half of 2020 were both RMB0.35 (US$0.05). Basic and diluted net loss per American Depositary Share (“ADS”) in the first half of 2020 were both RMB2.45 (US$0.35). Each ADS represents seven of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the first half of 2020 were both RMB0.33 (US$0.05). Adjusted basic and diluted net loss per ADS in the first half of 2020 were both RMB2.29 (US$0.32).

Balance Sheet

The Company had combined cash and cash equivalents, short-term and long-term restricted cash of RMB588.5 million (US$83.3 million) as of June 30, 2020, compared to RMB580.9 million as of December 31, 2019.

The Company’s total net financing receivables, including short-term and long-term receivables, decreased by 83.1% to RMB75.9 million (US$10.7 million) as of June 30, 2020, from RMB449.5 million as of December 31, 2019, mainly due to the lower volume of the Company’s on-book loan business.

Correction of previously issued unreviewed and unaudited condensed consolidated financial statements

The Company filed the Form 6-K on June 29, 2020 to partially correct the Form 6-Ks furnished on September 24, 2019 and December 13, 2019 respectively regarding the unreviewed and unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and the nine months ended September 30, 2019.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, September 21, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Pintec Technology Holdings Ltd.’s First Half 2020 Earnings Conference Call

Conference ID: 5069386

Registration Link     http://apac.directeventreg.com/registration/event/5069386

Due to the global outbreak of the COVID-19, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

The replay will be accessible through September 29, 2020, by dialing the following numbers:

International: +61-2-8199-0299

United States Toll Free: +1-855-452-5696

Conference ID: 5069386

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

Pintec is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, Pintec enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, Pintec serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

For further information, please contact:

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.
Unaudited Condensed Consolidated Balance Sheets
	As of
(In thousands, except for share and per share data)	December 31, 2019	June 30, 2020
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	102,755	232,197	32,865
Restricted cash	382,695	261,308	36,986
Short-term financing receivables, net	430,387	62,632	8,865
Short-term financial guarantee assets, net	91,374	52,160	7,383
Accounts receivable, net	74,251	53,218	7,533
Prepayments and other current assets	78,330	88,252	12,491
Amounts due from related parties	64	30	4

Total current assets	1,159,856	749,797	106,127

Non-current assets:
Non-current restricted cash	95,454	95,042	13,452
Amounts due from related parties, net	10,000	10,000	1,415
Long-term financing receivables, net	19,100	13,233	1,873
Long-term financial guarantee assets, net	3,647	1,091	154
Non-current prepayments	—	15,000	2,123
Long-term investments	108,603	152,253	21,550
Deferred tax assets	64,675	84,418	11,949
Property, equipment and software, net	14,317	12,068	1,708
Intangible assets, net	49,790	44,058	6,236
Goodwill	35,157	35,157	4,976

Total non-current assets	400,743	462,320	65,436

TOTAL ASSETS	1,560,599	1,212,117	171,563

LIABILITIES
Current liabilities:
Short-term borrowings	320,000	290,000	41,047
Short-term funding debts	300,212	18,703	2,647
Accounts payable	57,719	19,972	2,827
Amounts due to related parties	10,191	8,186	1,159
Tax payable	52,535	70,079	9,919
Debt instrument	81,053	94,672	13,400
Financial guarantee liability	101,933	51,947	7,353
Accrued expenses and other liabilities	157,945	356,572	50,469

Total current liabilities	1,081,588	910,131	128,821

Non-current liabilities:
Long-term funding debts	21,498	21,498	3,043
Long-term borrowings	80,000	—	—
Deferred tax liabilities	2,128	109	15
Other non-current liabilities	8,683	8,283	1,172
Consideration payable for acquisition	7,982	2,472	350

Total non-current liabilities	120,291	32,362	4,580

TOTAL LIABILITIES	1,201,879	942,493	133,401

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	212	221	31
Class B Ordinary Shares	42	42	6
Additional paid-in capital	1,977,365	1,985,519	281,032
Statutory reserves	29,659	29,659	4,198
Accumulated other comprehensive income	42,890	49,826	7,052
Accumulated deficit	(1,860,640)	(1,964,902)	(278,114)

TOTAL SHAREHOLDERS’ EQUITY	189,528	100,366	14,205

Non-controlling interests	169,192	169,258	23,957

TOTAL EQUITY	358,720	269,624	38,162

TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY	1,560,599	1,212,117	171,563

Pintec Technology Holdings Ltd.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive income/(loss)

	For the Six Months Ended
(In thousands, except for share and per share data)	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Revenues:
Technical service fees	623,965	212,107	30,022
Installment service fees	82,009	34,831	4,930
Wealth management service fees	13,686	4,650	658

Total revenues	719,660	251,588	35,610

Cost of revenues:
Funding cost	(38,273)	(14,792)	(2,094)
Provision for credit losses	(15,091)	(35,310)	(4,998)
Origination and servicing cost	(151,513)	(58,861)	(8,330)
Cost on guarantee liability	(48,733)	(81,085)	(11,477)
Service cost charged by Jimu Group-related party	(169,180)	(18,889)	(2,674)

Cost of revenues	(422,790)	(208,937)	(29,573)

Gross profit	296,870	42,651	6,037

Operating expenses:
Sales and marketing expenses	(42,243)	(24,866)	(3,520)
General and administrative expenses	(135,975)	(92,983)	(13,161)
Research and development expenses	(45,091)	(24,824)	(3,514)

Total operating expenses	(223,309)	(142,673)	(20,195)

Operating profit/(loss)	73,561	(100,022)	(14,158)

Share of (loss)/income from equity method investments	(4,794)	1,540	218
Other income/(loss), net	343	(6,861)	(971)
Interest income from related parties	32,712	—	—

Income/(loss) before income tax expense	101,822	(105,343)	(14,911)

Income tax (benefit)/expense	(20,615)	1,147	162

Net income /(loss)	81,207	(104,196)	(14,749)

Net income attributable to Non-controlling interest	—	66	9
Net income/(loss) attributable to Pintec Technology	81,207	(104,262)	(14,758)
Holdings Limited shareholders
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	663	6,936	982

Total other comprehensive income	663	6,936	982

Total comprehensive income/(loss)	81,870	(97,260)	(13,767)

Total comprehensive income attributable to Non-controlling interest	—	66	9
Total comprehensive income/(loss) attributable to Pintec Technology Holdings Limited shareholders	81,870	(97,326)	(13,776)
Net income/(loss) per ordinary share
Basic	0.30	(0.35)	(0.05)
Diluted	0.28	(0.35)	(0.05)
Weighted average ordinary shares outstanding
Basic	275,001,781	296,393,017	296,393,017
Diluted	286,032,181	296,393,017	296,393,017

Pintec Technology Holdings Ltd.
Unaudited Reconciliations of GAAP and Non-GAAP Results
	For the six Months Ended
(In thousands, except for share and per share data)	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Net income/(loss)	81,207	(104,196)	(14,749)
Add: Share-based compensation expenses	29,903	7,335	1,038

Adjusted net income/(loss)	111,110	(96,861)	(13,711)

Adjusted net income/(loss) per ordinary share
Basic	0.40	(0.33)	(0.05)
Diluted	0.39	(0.33)	(0.05)
Weighted average number of ordinary shares outstanding
Basic	275,001,781	296,393,017	296,393,017
Diluted	286,032,181	296,393,017	296,393,017